1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

December 5, 2014

FILED AS EDGAR CORRESPONDENCE

Catherine C. Gordon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     Winton Series Trust Initial N-1A Filing (File Nos. 333-199287 and
        811-23004)
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Dear Ms. Gordon:

On behalf of our client, Winton Series Trust (the "Trust"), this letter responds to your letter dated November 13, 2014 in which you set forth the Securities and Exchange Commission (the "Commission") Staff's comments concerning the Trust's initial Registration Statement on Form N-1A (the "Registration Statement"). The Registration Statement was filed with the Commission on October 10, 2014 under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (the "1933 Act"), for the purpose of registering shares of the following series of the Trust: The Winton Global Equity Portfolio (the "Fund"). Responses to each of the Staff's comments, based on information provided by Winton Capital US LLC (the "Adviser"), are set forth below. Please note that for organizational purposes, we have divided Comment 6 into subdivisions (i.e.,"(a)," "(b)," "(c)," etc.). Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

COMMENTS ON THE PROSPECTUS

PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT. The third paragraph states that "[t]he Adviser uses an automated computer-based investment system that is developed by its research team in accordance with a quantitative investment process based on the statistical analysis of past data. The investment system is implemented with particular investment constraints to create different investment programs..." Disclose in plain English what is meant by "quantitative investment process based on the statistical analysis of past data" and "particular investment constraints."

     RESPONSE.  The requested change has been made.

2. COMMENT. The third paragraph states that "[t]he Program constructs a portfolio by forecasting the returns of each security in the universe using a variety of data-based signals (for instance using price or company account data) and selecting those calculated as likely to have above-average returns." Clarify what "universe" of securities is referenced in the statement above. Revise the phrases "forecasting the returns of each security" and "calculated as likely to have above-average returns" as they appear promissory of future performance.

     RESPONSE.  The requested change has been made.

3. COMMENT. The third paragraph further states that "[t]he Adviser takes into consideration transaction costs in its forecasting models to seek to trade in a cost efficient manner that encourages limited turnover and prioritizes trades with the greatest expected overall benefit to the portfolio." Explain how this statement is consistent with the "Portfolio Turnover Risk" disclosure that "[t]he Fund may buy and sell securities frequently. This may result in higher transaction costs and additional capital gains tax liabilities."

     RESPONSE.  The requested change has been made.

4. COMMENT. The fourth paragraph states "[t]he investment system (from which the Program is derived) is modified over time as the Adviser monitors its operation and undertakes further research. Changes to the investment system occur as a result of, amongst other things, the discovery of new relationships, changes in market liquidity, the availability of new data or the reinterpretation of existing data." Explain in plain English what is meant by "the discovery of new relationships." Describe what "new data or reinterpretation of existing data" would modify the investment system.

     RESPONSE.  The requested change has been made.

INVESTMENT ADVISER AND PORTFOLIO MANAGERS

5. COMMENT. The second paragraph states that "Winton Capital Group Limited and its affiliated companies (together, "Winton") operate as an investment management business that employs a professional research team to perform scientific analysis on historic data related to financial markets in an attempt to identify profitable investment opportunities for its clients." Describe what is meant by "scientific analysis."

     RESPONSE.  The requested change has been made.

RELATED PERFORMANCE

6. COMMENT. The first paragraph states that "[t]he Fund's portfolio managers also hold the same positions with Winton Capital Management Limited, an affiliated company of the Adviser, and in such capacity serve as the portfolio managers of three other accounts that are managed pursuant to investment objectives, policies and strategies that are substantially similar to those of the Fund (the "Comparable Accounts"). (a) Confirm whether the portfolio managers were primarily responsible for the Comparable Accounts, (b) whether each portfolio manager managed each Comparable Account, (c) whether there were any other portfolio managers primarily responsible for the Comparable Accounts, and (d) whether the portfolio managers will be the only individuals primarily responsible for managing the Fund. (e) Explain how the inclusion of the related performance presentation is consistent with staff guidance (e.g., Nicholas-Applegate Mutual Funds no-action letter (pub. avail. Aug. 6, 1996) or Bramwell Growth Fund (available August 7, 1996)) with respect to the presentation of related performance. (f) In addition, please confirm to the staff that the performance does not exclude any substantially similar accounts managed by the portfolio managers.

     RESPONSE. (a) The Adviser confirms that the portfolio managers were primarily responsible for the Comparable Accounts.

     (b) The Adviser confirms that each portfolio manager managed each Comparable Account.

     (c) The Adviser confirms that there were no portfolio managers primarily responsible for the Comparable Accounts, other than the portfolio managers disclosed in the prospectus.

     (d) The Adviser confirms that the portfolio managers will be the only individuals primarily responsible for managing the Fund.

     (e) In Nicholas-Applegate Mutual Funds no-action letter (pub. avail. Aug. 6, 1996) ("Nicholas Applegate"), the Staff agreed not to recommend enforcement action to the Commission under Section 34(b) of the 1940 Act or
     Section 206 of the Investment Advisers Act of 1940 where a fund includes in its prospectus performance information of accounts with substantially similar investment objectives, policies, and strategies managed by the fund's investment adviser ("Portfolios") provided that the information is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be included in the prospectus. In providing the no-action relief, the Staff relied on representations that (i) the Portfolios' performance information would be presented no more prominently than the fund's performance; (ii) the prospectus would disclose prominently that the performance of the Portfolios does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (iii) the Portfolios' performance would be compared to an appropriate securities index, and (iv) the prospectus specifically would disclose that Portfolios are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the Portfolios.

     The Trust believes that criteria (i) - (iv) of Nicholas Applegate have been met with respect to the manner in which the Comparable Accounts' performance has been disclosed in the prospectus. Further, the confirmations made in response to subsections (a) - (d) and (f) of this Comment 6 relate to the criteria set forth in Bramwell Growth Fund (available August 7, 1996), where the Staff permitted a fund to include in its prospectus its portfolio manager's prior performance achieved at an adviser different than the fund's adviser.

     (f) The Adviser confirms that the performance does not exclude any substantially similar accounts managed by the portfolio managers.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
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Sean Graber